

January 11, 2018

Bill Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, NY 10022

     Re: Morgan Stanley Portfolios, Series 19
            File Nos. 333-221989 and 811-22966

Dear Mr. Belitsky:

On December 11, 2017, you filed a registration statement on Form S-6 for Morgan Stanley Portfolios, Series 19 on behalf of the Nuveen 2018 Equity Outlook Portfolio (the "Trust"). We have reviewed the registration statement and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms from the registration statement. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement.

Page 2 – Investment Concept and Selection Process

1. You state that the "Trust seeks to achieve its objective by investing in the common stocks of large capitalization stocks that Nuveen Asset Management believes will benefit from an economic environment described by Bob Doll's 'Ten Predictions for 2018.'" Please add disclosure that sufficiently describes who Bob Doll is, what his predictions are, and what basis he has for making his predictions.

2. Please ensure that the disclosure in this section will be updated and accurate. For example, you state on page 3 that the Sponsor is not obligated to use Nuveen's recommendations when assembling the final portfolio. Please add disclosure explaining how the Sponsor would select stocks should it not use Nuveen's recommendations, and explain what would make Nuveen's recommendations "in some way inappropriate for the Trust."

Page 3 – Principal Risk Factors

3. You state that the Trust's portfolio "invests significantly in one or more sectors." Please ensure that all sectors are clearly identified and specifically mentioned in both the summary and non-summary strategies and risks sections.

Page S-1

4.   Please confirm that the undertaking to file reports under Instruction 3.3 of Form S-6 will be included along with the Trust's pricing amendment for which the Sponsor will seek effectiveness.

* * * * * * *

In your response letter, please provide a status update regarding any exemptive application you have filed with the staff.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendment.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-5166.

Sincerely,
/s/ Lisa N. Larkin
Senior Counsel